SERVICE AGREEMENT

THIS AMENDED AND RESTATED SERVICE AGREEMENT is dated as of the 9th day of February, 2012 as amended dated the 1st day of September, 2013 and March 1, 2014 (the “Agreement”).

BETWEEN:

MANEX RESOURCE GROUP INC.
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

(“Manex”)

AND:

QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

(the “Company”)

WHEREAS:

A.	The Company wishes to retain Manex to provide office space, facilities and equipment, and to provide services with respect to the administrative and corporate affairs of the Company;

B.	Manex has the facilities, resources and expertise available to provide office space, and administrative and corporate services to the Company;

C.	Manex has agreed to provide office space and administrative, corporate and other services to the Company on the terms and subject to the conditions hereinafter set forth; and

D.

Effective September 1, 2013 the parties have agreed that Manex will provide Services to the Company as specified in clause 3.2 in consideration of payment by the Company of consideration as specified in clause 5.1 and that Specified Services set out in clause 5.1 will be charged and paid in accordance with Schedule “A”.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree with the other as follows:

1.	APPOINTMENT

1.1

The Company hereby appoints Manex and Manex hereby accepts such appointment to provide office space, and administrative, corporate and other services to the Company effective from June 30, 2012 until August 31, 2017 (the “Term”).

2.	CONTRACT WITH OTHERS

2.1

The Parties acknowledge and agree that separate contracts may be executed between the Company and the Company’s senior officers (including, but not limited to, the President, Vice President, Chief Financial Officer, and Corporate Secretary). Payment for these contracts will be negotiated separately between the Company and each senior officer and is therefore not included in the Basic Rent (as herein defined).

3.	SERVICES

3.1	Manex agrees to provide to the Company the following services (collectively, the “Services”):

(a)

provision of an address, telephone number, receptionist, meeting and board rooms, appropriate furniture, computer equipment and software, telephone, copiers, fax, and other reasonable office related equipment;

	(b)	provision of a dedicated office (if required) with appropriate furniture, computer and other related equipment;

(c)

bookkeeping for the Company’s Canadian parent company and subsidiaries domiciled in the United States of America and Mexico: bank reconciliation, accounts payable, cheque runs, cash report and similar related functions;

(d)

preparation of financial and regulatory reporting: working papers, financial statements, MD&A, liaison with auditors, assistance with preparation of annual meeting materials inclusive of information circular, U.S. Form 20-F/40-F;

	(e)	assisting the Company’s Chief Financial Officer in budgeting, cash forecasting and monitoring mineral property commitments;

	(f)	maintenance of share capital records and liaison with the Company’s transfer agent;

	(g)	maintenance of records for common shares, stock options, warrants and exercise of convertible securities such as options and warrants;

	(h)	coordinate annual general meetings;

	(i)	attending board and/or committee meetings for preparation of minutes or resolutions; and

	(j)	administration, HR and assisting in corporate tax returns for the Canadian parent and U.S. subsidiary.

3.2

Manex will provide, as requested, corporate strategic and contract advice, corporate finance and financing advice, geological, corporate development, accounting and administrative services and services related to divestiture of the Company’s assets and assistance in equity raises relative to maintenance of the subscription book, fund transfers and all matters relating to closing of subscription agreements inclusive of debt or equity funding agreements (“Specified Services”).

3.3

As required by Manex, the Company agrees to subscribe to WhistleBlower Security, Inc., a whistleblower service, and Aprio Inc., a corporate governance software service (or such other comparable services as recommended by Manex).

4.	LEGAL SERVICES

4.1	Manex does not provide legal services to the Company and the Company agrees to obtain its own legal advice and counsel.

5.	REMUNERATION

5.1	The Company hereby agrees to pay Manex:

(a) $8,000 per month in advance for the provision of offices, meeting and boardrooms, receptionist, telephones, address and access to all professional services offered by Manex (the “Basic Rent”);

(b) fees for the Specified Services rendered and other charges incurred at the rates outlined at Schedule “A”; and

(c) fees for the Services at the monthly rate of $11,666.66.

5.2

The Company further agrees to reimburse Manex for the actual out-of-pocket expenses and/or disbursements incurred on behalf of the Company plus 15% thereof by Manex, its consultants, advisors, sub-agents and employees, in connection with the provision of any of the services hereunder including, but not limited to, paper, postage, couriers, parking, coffee, bottled water, pens, binding materials and filing fees, as well as any tax imposed (other than income tax) on any of Manex's fees, out-of-pocket expenses or disbursements (collectively, the “Expenses”), PROVIDED ALWAYS THAT Manex will provide to the Company receipts or vouchers detailing such Expenses and, if the statute implementing any tax imposed obligates Manex to collect and remit that tax, Manex shall be at liberty to add that tax to its accounts as a separate item AND PROVIDED FURTHER that the Company shall advance from time to time and at any time, upon request by Manex, funds sufficient to cover anticipated Expenses to be incurred on behalf of the Company, it being acknowledged by the Company that, in the absence of such advance, Manex may but will not be obligated to cause such Expenses to be incurred on behalf of the Company.

5.3	The Company agrees to pay Manex for travel time of a maximum of eight (8) hours per person per day charged at the rates outlined in Schedule “A”.

5.4

The Company agrees that it is responsible for all business-related taxes including HST/GST and any other applicable taxes and acknowledges that the fees listed in Schedule “A” do not include business-related taxes.

6.	ACCOUNTS

6.1

Manex will provide the Company with an invoice at the beginning of each month detailing the Basic Rent, Specific Rent and Services for that month. Manex will also provide the Company with an invoice in the middle of each month for Specified Services and other charges rendered in the preceding month according to the rates at Schedule “A”, and an additional invoice for Expenses for the preceding month.

6.2

The Company agrees to pay Manex within seven (7) days of receipt of the invoices and agrees to pay interest to Manex on the unpaid balance thereof at the rate of prime plus 2% per annum calculated from the seventh (7th) day after receipt of the invoice to the date of payment. Manex may, at its option, immediately cease providing services to the Company in the event of any non-payment of an account or accrued interest thereon. Manex may, without notice in the event of any non-payment of an account or accrued interest thereon, pursue any collection remedy available to it at the cost of the Company including court costs, filing fees and legal costs on a solicitor and his own client basis.

7.	TERMINATION

7.1	Manex may terminate the Agreement with thirty (30) days written notice to the Company.

7.2	The Company may terminate the Agreement relating to the provision of Services and Specified Services within thirty (30) days written notice to the Company.

7.3	The Company may terminate the Agreement by paying Manex an amount equal to the lesser of:

(a) Basic Rent calculated for a one (1) year period; and

(b) Basic Rent calculated for the remainder of the Term.

7.4

In the event of default of either party, the non-defaulting party may give the defaulting party written notice of default which specifies the obligations which the defaulting party has failed to perform. If the defaulting party fails to remedy such default within thirty (30) days of receiving the notice of default, or such other period of time as may be determined by mutual agreement, the non-defaulting party may terminate the Agreement by written notice to the defaulting party.

8.	NON-DISCLOSURE

8.1

Manex shall not, either during the Term or within five (5) years after the termination of this Agreement, disclose to any person, or make use of itself, any information or trade secrets relating to the Company, its business, policies, methods, scientific data, information or other private affairs which Manex shall have acquired in any manner.

9.	NON-EMPLOYMENT OF MANEX STAFF

9.1

During the term of this Agreement and for a period of five (5) years thereafter, the Company shall not hire or otherwise engage any employee of Manex, or any person previously employed by Manex within one (1) year thereof, without the prior written consent of Manex.

10.	GENERAL

10.1

The Company represents and warrants to Manex that the Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the power and capacity to enter into this Agreement and to carry out its terms, and the execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action.

10.2

Manex covenants and agrees to provide the Services hereunder in a faithful and diligent manner and to conduct the Services in an efficient, trustworthy and business-like manner to the advantage and benefit of the Company.

10.3	Neither the Agreement nor any rights or benefits arising hereunder are assignable without the prior written consent of the other party.

10.4

Any notices to be given by either party to the other shall be well and sufficiently given if telecopied or delivered personally or if sent by double registered mail, postage prepaid, to the parties hereto at the respective addresses set out above, or to such other address or addresses as the parties hereto may notify to the other from time to time in writing. Such notice shall be deemed to have been given at the time of delivery, if telecopied or delivered in person, or forty-eight (48) hours from the date of posting if mailed from Vancouver, British Columbia.

10.5

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein.

10.6	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.7

This Agreement is subject to its acceptance for filing on behalf of the Company by the stock exchange upon which the Company’s shares are listed, if the rules and/or policies of such stock exchange require such acceptance for filing.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

MANEX RESOURCE GROUP INC.

Per:    /s/
          Authorized Signatory

QUATERRA RESOURCES INC.

Per:   /s/
          Authorized Signatory

SCHEDULE “A”: FEES

Basic Rent:	$8,000 per month

Travel Time

Travel time will be charged to the Company according to the hourly rate of each personnel department in this Schedule “A” to a maximum of eight (8) hours per day, or as otherwise outlined for Field Geological Staff.

HST/GST and Other Business Taxes:	The Company is responsible for all business related taxes including HST/GST. The fees noted above are before any business related taxes. Applicable taxes are not included in service fees.

Rates: The Company will be charged per hour worked or hour traveled as follows:
Position	Rate (per hour)
Geological Staff (Manex Offices)
Senior	$100
Junior	$70
Drafts/Data	$60
Geological Staff (Field)
Senior (10 hour day)	$1,000
Senior drilling (12 hour day)	$1,200
Junior (10 hour day)	$700
Junior drilling (12 hour day)	$840
Corporate Development
Senior Manager	$100
Manager	$80
Marketing, communications, graphics, corporate development assistant	$70
Corporate Secretarial
Assistant Corporate Secretary	$85
Junior	$65
Accounting
Senior	$100
Junior	$70
Book-keeper	$50
Administration	$45